EXHIBIT 99.1

Press Release Dated December 6, 2012, Suncor Energy provides operational update

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides operational update

Calgary, Alberta (Dec. 6, 2012) — Suncor Energy today provided an update on its Firebag in situ facility, Oil Sands Base plant, and the Terra Nova Floating, Production, Storage and Offloading (FPSO) facility.

The company reports that it has achieved first oil throughput at its Firebag 4 facility. Firebag 4 was safely commissioned during the third quarter, approximately three months ahead of the original schedule. The Firebag complex exited the month of November producing approximately 130,000 barrels per day (bbls/d).

As a result of unplanned maintenance in early November at Suncor’s Oil Sands Base plant, November oil sands production was lower than anticipated averaging approximately 312,000 bbls/d. Maintenance issues have been successfully resolved and the oil sands plant exited the month producing in excess of 380,000 bbls/d. No significant maintenance is planned for the month of December and the company expects the facility to produce at full rates for the remainder of the year. Despite the maintenance issues in November, it is expected that oil sands production for 2012 will be at the lower end of the guidance range of 325,000 to 340,000 bbls/d.

Production numbers include upgraded sweet and sour synthetic crude oil and diesel as well as non-upgraded bitumen sold directly to the market from all Suncor-operated facilities. Reported volumes do not include Suncor’s proportionate production share from the Syncrude joint venture.

In the Exploration and Production business, the Terra Nova FPSO facility operating offshore Newfoundland and Labrador is in the final stages of commissioning in preparation for start-up following planned maintenance. The FPSO is expected to return to full production rates around the end of December.

Suncor expects total production to be within the company’s annual guidance range of 540,000 to 580,000 barrels of oil equivalent per day.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include: the company expects Suncor’s Oil Sands Base plant to produce at full rates for the remainder of the year; the expectation that 2012 oil sands production (excluding Syncrude) will be at the lower end of the guidance range of 325,000 to 340,000 bbls/d; the plan for the Terra Nova FPSO to return to full production rates around the end of December; and the expectation that Suncor’s total production will be within the company’s annual guidance range of 540,000 to 580,000 barrels of oil equivalent per day. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
Website: www.suncor.com

Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and readers are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2012 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results, and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com